GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

May 24, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:       GCI, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 30, 2010
File No.  333-165734

Dear Mr. Spirgel:

This letter is provided in response to your letter dated May 10, 2010.  In connection with this letter responding to the staff’s comments, we are filing Amendment No. 1 to the Form S-4 (the “Amendment”), and we have sent to Mr. Reid Hooper via Federal Express two courtesy copies of such Amendment No. 1 marked to show changes from the Form S-4 as filed on April 30, 2010.

Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.

Directors, Executive Officers , page 69

1.
We note that you have not included disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company.  Please include this disclosure.  See Item 401(e) of Regulation S-K.

Response:  In response to the staff’s comment, the disclosure on page 70 of the Amendment has been revised to include disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 24, 2010

2.
We note your disclosure on page 74 that the board is unaware of any events during the past five years materially adverse to the evaluation of the ability or integrity of any director.  Please include such disclosure for the past ten years.  See Item 401(f) of Regulation S-K.

Response:  In response to the staff’s comment, the disclosure on page 75 of the Amendment has been revised to reflect this change.

3.	Please confirm that you have disclosed for each director all current and prior directorships held in the last five years. See Item 401(e)(2) of Regulation S-K.

Response:  We hereby confirm to the staff that, as required by Item 401(e)(2) of Regulation S-K, we have disclosed for each director all current and prior directorships held in the last five years.

Compensation Discussion and Analysis, page 74

4.	Please discuss why Mr. Duncan receives compensation for his services as a director.

Response:  In response to the staff’s comment, the disclosure on page 85 of the Amendment has been revised to discuss the reasons that Mr. Duncan receives compensation for his services as a director.

Elements of Compensation, page 78

5.
On page 79, you disclose that Mr. Hughes’ base salary consists of $225,000 cash compensation, $225,000 credited to his Deferred Compensation Arrangement account and amortization of the prepaid portion of a retention agreement.  This would suggest that Mr. Hughes’ base salary is $450,000.  Please reconcile this disclosure on page 79 with the disclosure on page 80 that your Compensation Committee determined to increase Mr. Hughes’ base compensation from $200,000 to $225,000 in 2009.  In addition, in future filings, please discuss why the Compensation Committee increases or decreases base salaries.

Response:  In response to the staff’s comment, the disclosure on page 79 of the Amendment has been revised to clarify that the increase was applicable only to the cash component of Mr. Hughes’ base salary.  Such disclosure has also been revised to discuss the reasons for the increase in the cash component of Mr. Hughes’ base salary.

Incentive Compensation Plan, page 79

6.	Please disclose the potential incentive compensation payout amounts for Mr. Landes.

Response: In response to the staff’s comment, we have revised the disclosure on page 80 of the Amendment to disclose the potential incentive compensation amounts for Mr. Landes.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 24, 2010

7.
On page 79, you disclose targeted incentive compensation amounts of $350,000 for Mr. Duncan and $100,000 for each of Mr. Hughes, Mr. Lowber and Ms. Tindall.  On page 80, you disclose that the Compensation Committee authorized cash payouts that, in many cases, significantly exceeded the targeted incentive compensation amounts.  Please discuss how the Compensation Committee arrived at the incentive compensation amounts it determined to pay each named executive officer.  In addition, please discuss and quantify if there were any threshold or maximum potential payouts for each named executive officer.

Response:  In response to the staff’s comment, we have revised the disclosure on pages 80-82 of the Amendment to discuss the Compensation Committee’s methodology in calculating the amount of the incentive compensation payments.  Given the highly discretionary nature of the incentive compensation plan, there are no thresholds or maximum potential payouts for each named executive officer, which is reflected in the Grants of Plan-Based Awards Table in the Amendment.

8.
Please tell us in your response letter why you determined to disclose the incentive compensation awards as bonuses in the Summary Compensation Table rather than as non-equity incentive plan compensation.

Response:  In response to the staff’s comment, and in accordance with answer 119.02 of the staff’s Regulation S-K Compliance & Disclosure Interpretations, dated March 12, 2010, the Summary Compensation Table in the Amendment has been revised to show, as non-equity incentive plan compensation, those amounts received by named executive officers which were targeted incentive compensation amounts, as discussed in the revised disclosure provided in response to staff comment number seven above, and as bonus, those amounts paid in excess of the targeted incentive compensation amounts.  For example, for fiscal year 2009, Messrs. Duncan, Hughes and Lowber received bonuses of $400,000, $102,000 and $25,000 and nonequity incentive plan compensation of $350,000, $150,000 and $100,000, respectively.

9.
On page 80, you disclose that the “Compensation Committee determined that the performance requirements of the Incentive Compensation Plan had been satisfied during 2009.”  Please disclose the specific performance goals in future filings, including threshold, target and maximum levels for each performance goal.  To the extent you believe that disclosure of the objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 24, 2010

Response:  In response to the staff’s comment, we have revised the disclosure on page 80 of the Amendment to provide the specific performance goals under the Incentive Compensation Plan.  As discussed in response to staff comment number seven above, given the highly discretionary nature of the incentive compensation plan, there are no thresholds or maximum potential payouts for each named executive officer, which is reflected in the Grants of Plan-Based Awards Table in the Amendment.

Stock Option Plan, page 80

10.
You disclose that the exercise price for options granted under your Stock Option Plan “was identified as an amount within the trading range for our common stock on Nasdaq on the day of the grant of the option.”  In your response letter, tell us when the Compensation Committee determines the exercise price in relation to when the option is granted and how it determines which price within the trading range to use as the exercise price.

Response:  In response to the staff’s comment, we have revised the disclosure on page 82 of the Amendment to reflect that the closing price in each instance was the closing price for our Class A common stock on the Nasdaq Global Select Market.

Summary Compensation Table, page 87

11.
Please confirm that for awards of stock and options, the amount disclosed in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (e)).  In future filings, disclose all assumptions made in the valuation of awards in the stock and option columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.  Provide similar footnote disclosure for the stock and option awards columns of the director compensation tale.  See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:  We hereby confirm to the staff that, as required by Item 402(c)(2)(v) and (vi) of Regulation S-K, for awards of stock and options, the amount disclosed in the Summary Compensation Table and the Director Compensation Table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (e)).  We have revised the existing Summary Compensation Table and

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 24, 2010

Director Compensation Table in the Amendment to include the following footnote to the “Stock Awards” and “Options Awards” columns:

This column reflects the grant date fair values of awards of Class A common stock, restricted stock awards or stock options granted in the fiscal year indicated which were computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718, Compensation – Stock Options (“ASC Topic 718”). Assumptions used in the calculation of these amounts are set forth in Footnote 8 to the Company’s audited financial statements for the fiscal year indicated in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Deferred Compensation Arrangements, page 91

12.
For each deferred compensation arrangement with each named executive officer, please discuss the types of compensation permitted to be deferred, and any limitations (by percentage of compensation or otherwise) on the extent to which deferral is permitted.  Refer to Regulation S-K Item 402(i)(3).

Response:  In response to the staff’s comment, we have revised the disclosure on pages 93-94 of the Amendment.

13.
We note that Mr. Hughes’ salary deferred compensation arrangements earns 10% interest per year and a separate deferred compensation arrangement earns 7.5% interest per year.  We also note that Mr. Lowber’s deferred compensation arrangements earn 9% and 7.25% interest per year.  Please disclose as all other compensation in the Summary Compensation Table the amount of above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified, including such earnings on non-qualified defined contribution plans.  Refer to Regulation S-K Item 402(c)(2)(viii)(B).

Response:  In response to the staff’s comment, the Summary Compensation Table will be revised to include, under “Change in Pension Value and Nonqualified Deferred Compensation Earnings,” $10,899, the amount of above-market earnings on Mr. Hughes’ deferred compensation.

Mr. Lowber is earning 9% on a deferred compensation arrangement which was entered into in July 1992 when the applicable Federal rate was 7.73% and therefore the  allowable rate (120%) was 9.28%, which is in excess of the 9% interest rate paid.  The smaller deferred compensation arrangement with Mr. Lowber earns interest at a rate of 7.25% and was entered into in February 2007 when the

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 24, 2010

applicable Federal rate was 4.86% and therefore the allowable rate was 5.83%.  Mr. Lowber’s agreements were netted to a net negative preferential earnings, and therefore no change will be made to Mr. Lowber’s compensation disclosure.

For your information, the Amendment includes the most recent quarterly information about the Company from the Company’s Form 10-Q filed on May 6, 2010.  Please be advised that unless the staff has further comments regarding the Amendment, the Company intends to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible.  It will do that in a separate letter to the staff.  Please do not hesitate to call the undersigned at 907-868-5628 or Steven Miller of Sherman & Howard L.L.C. at 303-299-8144, with any questions or comments you may have with respect to the foregoing.

Sincerely,

/s/ John M. Lowber

John M. Lowber
Secretary, Treasurer and Director
GCI, Inc.

cc:           Steven D. Miller, Esq., Sherman & Howard L.L.C.
Reid S. Hooper, United States Securities and Exchange Commission